Mail Stop 3561

December 15, 2009

Zagros Shahvaran
President
Silicon South, Inc.
251 Jeanell Drive
Suite 3
Carson City, NV 89703

> **Re: Silicon South, Inc.**
> **Form 10-Q for Fiscal Quarter Ended**
> **March 31, 2009**
> **Filed May 13, 2009**
> **Form 10-Q for Fiscal Quarter Ended**
> **June 30, 2009**
> **Filed August 13, 2009**
> **File No. 000-51906**

Dear Mr. Shahvaran:

We issued comments to you on the above captioned filings on November 13, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December 30, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by December 30, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services